UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TODD SHIPYARDS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Frank J. Foti

Vigor Industrial LLC

5555 N. Channel Avenue

Portland, Oregon 97217

(800) 505-1930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

C. Kent Carlson

Kristy T. Harlan

K&L Gates LLP

925 4th Avenue, Suite 2900

Seattle, Washington 98104-1158

(206) 623-7580

December 22, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889039103
1	NAME OF REPORTING PERSON Vigor Industrial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 884,977*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 884,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,977*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14	TYPE OF REPORTING PERSON OO

* Beneficial ownership of the common stock referred to in this Schedule 13D is being reported hereunder solely because Vigor Industrial LLC may be deemed to have beneficial ownership, as a result of the Tender Agreement (described further in Items 3 and 4 of this Schedule 13D) among Vigor Industrial LLC, Nautical Miles, Inc. and the Stockholders (as defined below) and the irrevocable proxies and voting rights associated therewith, of 884,977 shares of Todd Shipyards Corporation common stock (including 35,999 shares subject to vested stock-settled stock appreciation rights (the “Vested SARs”)). The filing of this Schedule 13D shall not be construed as an admission that Vigor Industrial LLC, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Todd Shipyards Corporation, and such beneficial ownership is expressly disclaimed.

** Based upon 5,787,231 shares of common stock of Todd Shipyards Corporation outstanding as of December 15, 2010, as reported by Todd Shipyards Corporation on its Schedule 14D-9 filed with the SEC on December 30, 2010, plus the 35,999 shares subject to the Vested SARs.

CUSIP No. 889039103
1	NAME OF REPORTING PERSON Nautical Miles, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 884,977*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 884,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,977*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership of the common stock referred to in this Schedule 13D is being reported hereunder solely because Nautical Miles, Inc. may be deemed to have beneficial ownership, as a result of the Tender Agreement (described further in Items 3 and 4 of this Schedule 13D) among Vigor Industrial LLC, Nautical Miles, Inc. and the Stockholders (as defined below) and the irrevocable proxies and voting rights associated therewith, of 884,977 shares of Todd Shipyards Corporation common stock (including 35,999 shares subject to the Vested SARs). The filing of this Schedule 13D shall not be construed as an admission that Nautical Miles, Inc., for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Todd Shipyards Corporation, and such beneficial ownership is expressly disclaimed.

** Based upon 5,787,231 shares of common stock of Todd Shipyards Corporation outstanding as of December 15, 2010, as reported by Todd Shipyards Corporation on its Schedule 14D-9 filed with the SEC on December 30, 2010, plus the 35,999 shares subject to the Vested SARs.

CUSIP No. 889039103
1	NAME OF REPORTING PERSON Frank J. Foti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 884,977*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 884,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,977*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14	TYPE OF REPORTING PERSON IN

* Beneficial ownership of the common stock referred to in this Schedule 13D is being reported hereunder solely because Frank J. Foti, who owns 98% of the equity interests of Vigor Industrial LLC, may be deemed to have beneficial ownership, as a result of the Tender Agreement (described further in Items 3 and 4 of this Schedule 13D) among Vigor Industrial LLC, Nautical Miles, Inc. and the Stockholders (as defined below) and the irrevocable proxies and voting rights associated therewith, of 884,977 shares of Todd Shipyards Corporation common stock (including 35,999 shares subject to the Vested SARs). The filing of this Schedule 13D shall not be construed as an admission that Frank J. Foti, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Todd Shipyards Corporation, and such beneficial ownership is expressly disclaimed.

** Based upon 5,787,231 shares of common stock of Todd Shipyards Corporation outstanding as of December 15, 2010, as reported by Todd Shipyards Corporation on its Schedule 14D-9 filed with the SEC on December 30, 2010, plus the 35,999 shares subject to the Vested SARs.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to common stock, par value $0.01 per share (“Common Stock”), of Todd Shipyards Corporation (“Todd”). Todd has its principal offices at 1801 16th Avenue SW, Seattle, Washington 98134.

Item 2.	Identity and Background.

(a)-(c) This statement is being jointly filed by each of Vigor Industrial LLC, an Oregon limited liability company (“Vigor”), Nautical Miles, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Vigor, and Frank J. Foti, who owns 98% of the equity interests of Vigor (“Mr. Foti”), pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each of Vigor, Merger Sub and Mr. Foti are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The address of the principal business office of each of the Reporting Persons is 5555 N. Channel Avenue, Portland, Oregon 97217. Vigor, through its subsidiaries, provides ship repair and conversion, barge building, industrial coating, machining, industrial real estate, and fabrication services. Merger Sub is a newly formed Delaware corporation and a wholly-owned subsidiary of Vigor that was formed for the purpose of acquiring all of the outstanding shares of Todd Common Stock and has not conducted any business other than in connection with such transaction.

Certain information required by this Item 2(a)-(c) concerning the managers or directors and executive officers of each of Vigor and Merger Sub is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

(d)-(e) Within the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the other persons set forth on Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Vigor is organized under the laws of the State of Oregon. Merger Sub is organized under the laws of the State of Delaware. Mr. Foti is a United States citizen. Certain information required by this Item 2(f) concerning the managers or directors and executive officers of each of the Reporting Persons is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 22, 2010, Vigor, Merger Sub, and Todd entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub has commenced a tender offer to purchase all of the outstanding shares of Todd Common Stock (the “Offer”) at a price of $22.27 per share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes. Following the Offer, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Todd (the “Merger”), with Todd continuing as the surviving corporation and wholly-owned by Vigor. In the Merger, each outstanding share of Common Stock will be converted into the right to receive $22.27, net to the seller in cash, without interest and less any applicable withholding and transfer taxes.

Vigor has received (i) a senior debt commitment letter (the “Senior Debt Commitment Letter”) from GE Capital Markets, Inc. (“GECM”), General Electric Capital Corporation (“GECC”) and KeyBank National Association (“Key Bank” and, together with GECC and KeyBank, the “Senior Lenders”) to provide to Merger Sub, subject to the conditions set forth in the Senior Debt Commitment Letter, up to $145 million of senior secured credit facilities (the “Senior Secured Credit Facilities”) and (ii) a mezzanine debt commitment letter (the “Mezzanine Debt Commitment Letter” and, together with the Senior Debt Commitment Letter, the “Commitment Letters”) from Endeavour Structured Equity and Mezzanine Fund I, LP (the “Mezzanine Lender”) to provide to Merger Sub, subject to the conditions set forth in the Mezzanine Debt Commitment Letter, $15 million of mezzanine debt (the “Mezzanine Debt” and, together with Senior Secured Credit Facilities, the “Financing”). The amounts to be borrowed under the Commitment Letters will be used for the purposes of financing the Offer and the Merger, refinancing certain existing indebtedness of Vigor, paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Merger Sub and its subsidiaries. The documentation governing the Financing has not been finalized, accordingly, the actual terms of the Financing may differ from those described herein. Each of the Reporting Persons has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Commitment Letters. However, such Financing may not be considered assured. Proceeds of the Financing, together with cash on hand at Todd at closing and cash from Vigor and its affiliates, will be sufficient to pay for all shares tendered in the Offer and payouts with respect to Todd restricted stock units and stock settled appreciation rights, and all related fees and expenses.

As an inducement for Vigor and Merger Sub to enter into the Merger Agreement, on December 22, 2010, contemporaneously with the execution of the Merger Agreement, Brent D. Baird, Steven A. Clifford, Berger A. Dodge, Patrick W.E. Hodgson, Joseph D. Lehrer, William L. Lewis, Michael A. Marsh, Admiral J. Paul Reason, USN, Stephen G. Welsh, and Woodbourne Partners, L.P. (collectively, the “Stockholders”), entered into a Tender and Support Agreement with and in favor of Vigor and Merger Sub (the “Tender Agreement”) as described in Item 4 and Item 5 of this Schedule 13D. No Reporting Person made any cash or other payments in connection with the execution of the Tender Agreement. An aggregate of 884,977 shares of Common Stock (including 35,999 shares subject to vested stock-settled stock appreciation rights (the “Vested SARs”) are currently subject to the Tender Agreement. Pursuant to the Tender Agreement, if the Stockholders acquire beneficial or record ownership of any additional shares of Common Stock, such shares will also be subject to the Tender Agreement.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreement, copies of which are filed, respectively, as Exhibits 2.1 and 10.4 to Todd’s Current Report on Form 8-K, filed December 23, 2010, and incorporated by reference into this Schedule 13D.

Item 4.	Purpose of the Transaction.

(a)-(j) The Merger Agreement provides for the acquisition by Merger Sub of all of the outstanding shares of Common Stock through a tender offer and subsequent merger of Merger Sub with and into Todd, as a result of which Todd will become a wholly-owned subsidiary of Vigor. The information contained in Item 3 is incorporated by reference herein.

The purpose of entering into the Tender Agreement is to facilitate the tender (without withdrawal) and sale, pursuant to and in accordance with the terms of the Offer, all shares covered by the Tender Agreement (the “Shares”) held of record or beneficially by each Stockholder. The Stockholders’ obligations under the Tender Agreement will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the mutual consent of Vigor and such Stockholder, (iii) the effective time of the Merger, and (iv) the purchase of all of the Shares of the such Stockholder by Merger Sub pursuant to the Offer. Pursuant to the terms of the Tender Agreement, the Stockholders have agreed to vote or grant consent or approval, or to appoint Vigor and Merger Sub as proxy for such Stockholders with the power to vote all Shares beneficially owned at the time of the vote, whether at an annual, special, postponed, or adjourned meeting of Todd’s stockholders, or to grant consent or approval in any written consent in lieu of such a meeting: (i) in favor of approval and adoption of the Merger Agreement, the approval of the Merger and other transactions contemplated by the Merger Agreement, (ii) in favor of any adjournment or postponement recommended by Todd with respect to the Merger and the Merger Agreement, (iii) against (1) any proposal to sell more than 10% of the equity or assets of Todd to anyone other than Vigor or Merger Sub or their affiliates, (2) against any other merger, consolidation or other business combination involving Todd or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Todd or its subsidiaries, and (3) to the extent submitted to a stockholder vote, any change in the business, management or the Company Board (other than as directed by Parent or Merger Sub) or (4) any other action, proposal or agreement that could (A) reasonably be expected, to impede, interfere with, materially delay or postpone the Merger or the other transactions contemplated by the Merger Agreement, (B) result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement of Todd under the Merger Agreement, (C) result in any of the conditions set forth in Article VII or Exhibit A of the Merger Agreement not being fulfilled or satisfied or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, Todd.

Under the Merger Agreement, after Merger Sub accepts and pays for Shares validly tendered and not validly withdrawn pursuant to the Offer, Vigor is entitled to designate a number of directors to the board of directors of Todd, rounded up to the next whole number, that is equal to the total number of directors on Todd’s board of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by Vigor and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to the number of Shares then outstanding, provided, however, that if Vigor’s designees are appointed or elected to Todd’s board of directors, until the effective time of the Merger, Todd’s board of directors must have at least two independent directors.

Todd shall promptly take all action requested by Vigor necessary or desirable to effect any such election or appointment, including, at the election of Vigor, increasing the size of the Todd’s board of directors (including by amending the bylaws of Todd if necessary), filling vacancies or newly created directorships on Todd’s board of directors and obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to Todd’s board of directors in compliance with applicable law, including, to the extent applicable prior to the effective time of the Merger, Rule 10A-3 under the Exchange Act and the NYSE rules. After Merger Sub accepts for payment any Shares validly tendered in the Offer, Todd has also agreed to, upon Vigor’s request, cause the directors elected or designated by Vigor to the board of directors of Todd to serve on and constitute the same percentage as is on Todd’s board of directors, rounded up to the next whole number, of each committee of Todd’s board of directors, except for any committee established to take action with respect to the subject matter of the Merger Agreement, the board of directors of each of Todd’s subsidiaries and each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the NYSE rules.

Unless Vigor has given its prior written consent, the Merger Agreement prohibits Todd from (i) declaring, setting aside or paying any dividends on, or making any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity or voting interests, except for any dividends by a direct or indirect wholly-owned subsidiary of Todd to its parent, other than the payment by Todd of the quarterly cash dividend declared by Todd on August 20, 2010 of $0.10 per share of Common Stock and a dividend of $0.10 per share of Common Stock contemplated to be declared in December, 2010 to be paid on or after March 11, 2011 to stockholders of record as of a date that is on or after March 11, 2011; (ii) splitting, combining or reclassifying any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, except under limited circumstances as set forth in the Merger Agreement; (iii) purchasing, redeeming or otherwise acquiring any shares of capital stock or any other securities of Todd or any of its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, except under limited circumstances set forth in the Merger Agreement; and (iv) issuing, delivering, selling, pledging or otherwise encumbering any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such stock, interests or securities or any stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights that are linked to the value of Common Stock or the value of Todd or any part thereof, except under limited circumstances as set forth in the Merger Agreement.

Additionally, under the Merger Agreement, Todd has granted to Merger Sub an irrevocable right (the “Top-Up”), which may be automatically exercised immediately following consummation of the Offer, if necessary, to purchase from Todd the number of shares of Todd Common Stock that, when added to the shares already owned by Vigor and its subsidiaries following consummation of the Offer, constitutes at least 90% of the then outstanding shares, provided that Merger Sub may only purchase up to the number of shares that are authorized but unissued at the time of exercise of the Top-Up.

Unless Vigor has given its prior written consent, the Merger Agreement prohibits Todd from (i) amending the certificate of incorporation of Todd or the by-laws of Todd or other comparable charter or organizational documents of Todd or any of its subsidiaries; and (ii) acquiring or agreeing to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, governmental entity or other entity or business or division thereof.

At the effective time of the Merger, Merger Sub’s certificate of incorporation as in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of the surviving corporation, except that all references to the Merger Sub will be automatically be amended and will become references to the surviving corporation. The by-laws of Merger Sub as in effect immediately prior to the effective time of the Merger will be the by-laws of the surviving corporation. The directors of Merger Sub will become the directors of the surviving corporation and the officers of Todd will become the officers of the surviving corporation.

Following the purchase of shares in the Offer, Vigor plans to immediately consummate the Merger. Upon consummation of the Merger, Todd’s Common Stock will cease to be quoted on any quotation system or exchange, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Except as set forth in this Schedule 13D, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the other managers or executive officers listed on Schedule I, has any present plans or intentions that would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreement, copies of which are filed, respectively, as Exhibits 2.1 and 10.4 to Todd’s Current Report on Form 8-K, filed December 23, 2010, and incorporated by reference into this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) None of the Reporting Persons directly own any outstanding shares of Common Stock. However, as described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Tender Agreement, the Reporting Persons have the power to vote the Shares with respect to certain matters relating to the Merger as set forth in the Tender Agreement (see Item 4 of this Schedule 13D for details). The Shares currently consist of 884,977 shares of Common Stock, including the Vested SARs, which represent approximately 15.3% of the outstanding shares of Common Stock as of December 15, 2010 (and a 15.2% beneficial ownership based on the outstanding shares of Common Stock plus the 35,999 Vested SARs). The Stockholders retain the sole power to vote the Shares on all matters other than those identified in the Tender Agreement. The Tender Agreement contains certain restrictions on the Stockholders’ ability to transfer, or take other actions with respect to the transfer or voting of, the Shares.

To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D that are not Reporting Persons, except for such beneficial ownership, if any, arising solely from the Tender Agreement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) None of the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any other manager or director or executive officer of Vigor or Merger Sub named in Schedule I to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Tender Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreement, copies of which are filed, respectively, as Exhibits 2.1 and 10.4 to Todd’s Current Report on Form 8-K, filed December 23, 2010, and incorporated by reference into this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D that are not Reporting Persons and between such persons and any person with respect to any securities of Todd other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub has commenced the Offer and following the Offer, Merger Sub will merge with and into Todd, as a result of which Todd will become a wholly-owned subsidiary of Vigor. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b) The Tender Agreement. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Tender Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Tender Agreement, copies of which are filed, respectively, as Exhibits 2.1 and 10.4 to Todd’s Current Report on Form 8-K, filed December 23, 2010, and incorporated by reference into this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of December 22, 2010 by and among Vigor Industrial LLC, Nautical Miles, Inc. and Todd Shipyards Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010)

2.2	Tender and Support Agreement, dated as of December 22, 2010, by and among Vigor Industrial LLC, Nautical Miles, Inc. and Brent D. Baird, Steven A. Clifford, Berger A. Dodge, Patrick W.E. Hodgson, Joseph D. Lehrer, William L. Lewis, Michael A. Marsh, Admiral J. Paul Reason, USN, Stephen G. Welch, and Woodbourne Partners, L.P. (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010)

99.1	Joint Filing Agreement by and among Vigor Industrial LLC, Nautical Miles, Inc. and Frank J. Foti dated as of December 30, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2010

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti
Name:	Frank J. Foti
Title:	President

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti
Name:	Frank J. Foti
Title:	President

/s/ Frank J. Foti
Frank J. Foti

Schedule I

1. Managers and Executive Officers of Vigor Industrial LLC

The following table sets forth the name, business address and present principal occupation or employment of each of the managers and executive officers of Vigor Industrial LLC. The current business address of each of these individuals is 5555 N. Channel Avenue, Portland, Oregon 97217, and the current business phone number of each of these individuals is (800) 505-1930. Each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment
Frank J. Foti	Manager, President and Chairman of the Board of Vigor Industrial LLC since August 2000. Also see response for Nautical Miles, Inc.

Bruce A. Dummer	Manager, Chief Financial Officer and Secretary of Vigor Industrial LLC since August 2000. Also see response for Nautical Miles, Inc.

David R. Whitcomb	Chief Operating Officer of Vigor Industrial LLC since July 2008. Mr. Whitcomb served as Vice President, Production Support from July 2006 through June 2008 and as Project Manager from August 2001 through June 2006. Also see response for Nautical Miles, Inc.

Robert J. Baker

Manager of Vigor Industrial LLC since December 2010. Mr. Baker has served as a consultant for Venture Resources International Inc. for the past 36 years. Mr. Baker also sits on the board of directors of Global Cooling Inc., R.C. Tway Company, Lakeshore

Cryotronics Inc., SCCI Engineered Materials Inc. and Triad Technologies Inc.

Also see response for Nautical Miles, Inc.

2. Directors and Executive Officers of Nautical Miles, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each of the directors and executive officers of Nautical Miles, Inc. The current business address of each of these individuals is 5555 N. Channel Avenue, Portland, Oregon 97217, and the current business phone number of each of these individuals is (800) 505-1930. Each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment
Frank J. Foti	Director, President, and Chairman of the Board of Nautical Miles, Inc. since December 21, 2010. Also see response for Vigor Industrial LLC.

Bruce A. Dummer	Director and Chief Financial Officer of Nautical Miles, Inc. since December 21, 2010. Also see response for Vigor Industrial LLC.

David R. Whitcomb	Chief Operating Officer of Nautical Miles, Inc. since December 21, 2010. Also see response for Vigor Industrial LLC.

Robert J. Baker	Director of Nautical Miles, Inc. since December 21, 2010. Also see response for Vigor Industrial LLC.

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of December 22, 2010 by and among Vigor Industrial LLC, Nautical Miles, Inc. and Todd Shipyards Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010)

2.2	Tender and Support Agreement, dated as of December 22, 2010, by and among Vigor Industrial LLC, Nautical Miles, Inc. and Brent D. Baird, Steven A. Clifford, Berger A. Dodge, Patrick W.E. Hodgson, Joseph D. Lehrer, William L. Lewis, Michael A. Marsh, Admiral J. Paul Reason, USN, Stephen G. Welch, and Woodbourne Partners, L.P. (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Todd Shipyards Corporation with the Securities and Exchange Commission on December 23, 2010)

99.1	Joint Filing Agreement by and among Vigor Industrial LLC, Nautical Miles, Inc. and Frank J. Foti dated as of December 30, 2010